UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Tarena International, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G8675B 105

(CUSIP Number)

Shaoyun Han Connion Capital Limited Learningon Limited c/o 6/F, No. 1 Andingmenwai Street, Litchi Tower Chaoyang District, Beijing 100011 People’s Republic of China +86 (10) 6213-5687

With copies to:

Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Yilin Xu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Beijing 100004, China +86 (10) 6535-5500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 28, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 9 to the initial Schedule 13D (the “Original Schedule 13D”) filed on July 24, 2015 on behalf of Mr. Shaoyun Han (“Mr. Han”), Connion Capital Limited (“Connion”), Learningon Limited (“Learningon”), Techedu Limited (“Techedu”), and Moocon Education Limited (“Moocon”, and collectively with Mr. Han, Connion, Learningon and Techedu, the “Reporting Persons” ), as amended by the Amendment No.1 to the Original Schedule 13D filed on September 8, 2017, Amendment No. 2 to the Original Schedule 13D filed on October 13, 2017, Amendment No. 3 to the Original Schedule 13D filed on December 10, 2018, Amendment No. 4 to the Original Schedule 13D filed on October 15, 2019, Amendment No. 5 to the Original Schedule 13D filed on December 11, 2020, Amendment No. 6 to the Original Schedule 13D filed on January 21, 2021, Amendment No. 7 to the Original Schedule 13D filed on May 3, 2021 and Amendment No. 8 to the Original Schedule 13D filed on November 16, 2021 on behalf of the Reporting Persons (together with the Original Schedule 13D, the “Original Filings”), with respect to the ordinary shares (the “Ordinary Shares”), comprising Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”), of Tarena International, Inc., a Cayman Islands company (the “Company”). Except as amended hereby, the Original Filings remain in full force and effect. Capitalized terms used but not defined in this Amendment No. 9 to the Schedule 13D have the meanings ascribed to them in the Original Filings. The Ordinary Shares beneficially owned by the Reporting Persons were previously reported on a Schedule 13G filed on February 10, 2015, as amended by amendments thereto.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8675B 105	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Shaoyun Han
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,434,182(1) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,434,182(1) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,434,182(1) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.0% of the Class A Ordinary Shares(2) (or 32.0% of the total Ordinary Shares(3) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 69.0% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Representing (i) 7,206,059 Class B Ordinary Shares held by Learningon, (ii) 1,152,183 Class A Ordinary Shares held by Techedu, (iii) 2,000,000 Class A Ordinary Shares held by Moocon, (iv) 718,887 restricted American depositary shares (“ADSs”) representing 3,594,435 Class A Ordinary Shares held by Connion, (v) 438,644 restricted ADSs representing 2,193,220 Class A Ordinary Shares held by Learningon, (vi) 665,000 Class A Ordinary Shares held by Mr. Han, and (vii) 124,657 ADSs representing 623,285 Class A Ordinary Shares that Connion Capital Limited may purchase upon exercise of options within 60 days of April 28, 2023. Connion Capital Limited is ultimately owned by Mr. Han through a trust. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

(2)	Based on 46,602,057 Class A Ordinary Shares outstanding as of February 28, 2023 as reported on the Company’s 20-F, assuming all Class B Ordinary Shares held by such reporting person are converted into Class A Ordinary Shares and all share options held by such reporting person that are exercisable within 60 days of April 28, 2023 are exercised.

(3)

Based on 53,808,116 outstanding Ordinary Shares, being the sum of 46,602,057 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of February 28, 2023 as reported on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares and all share options held by such reporting person that are exercisable within 60 days of April 28, 2023 are exercised.

CUSIP No. G8675B 105	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Connion Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,217,720(4) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,217,720(4) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,217,720(4) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9% of the Class A Ordinary Shares(5) (or 7.8% of the total Ordinary Shares(6) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 3.5% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(4)	Representing (i) 718,887 restricted ADSs, representing 3,594,435 Class A Ordinary Shares held by Connion and (ii) 124,657 ADSs representing 623,285 Class A Ordinary Shares that Connion Capital Limited may purchase upon exercise of options within 60 days of April 28, 2023. Connion Capital Limited is ultimately owned by Mr. Han through a trust.

(5)	Based on 46,602,057 Class A Ordinary Shares outstanding as of February 28, 2023 as reported on the Company’s 20-F, assuming all share options held by such reporting person that are exercisable within 60 days of April 28, 2023 are exercised.

(6)	Based on 53,808,116 outstanding Ordinary Shares, being the sum of 46,602,057 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of February 28, 2023 as reported on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares and all share options held by such reporting person that are exercisable within 60 days of April 28, 2023 are exercised.

CUSIP No. G8675B 105	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Learningon Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,399,279(7) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,399,279(7) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,399,279(7) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2% of the Class A Ordinary Shares(8) (or 17.2% of the total Ordinary Shares(9) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 62.2% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(7)	Representing (i) 7,206,059 Class B Ordinary Shares and (ii) 438,644 restricted ADSs representing 2,193,220 Class A Ordinary Shares.

(8)	Based on 46,602,057 Class A Ordinary Shares outstanding as of February 28, 2023 as reported on the Company’s 20-F, assuming all Class B Ordinary Shares held by such reporting person are converted into Class A Ordinary Shares.

(9)	Based on 53,808,116 outstanding Ordinary Shares, being the sum of 46,602,057 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of February 28, 2023 as reported on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

Item 5. Interest in Securities of the Issuer.

Item 5(a)–(d) of the Schedule 13D is hereby amended and restated as follows:

(a)–(b)   The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c)       Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d)       Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e)       Not Applicable.

Exhibit No.	Description
A	Joint Filing Agreement dated May 8, 2023 by and among the Reporting Persons.
Y	Transactions in Shares that were effected by the Reporting Person during the past sixty days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2023

Shaoyun Han

/s/ Shaoyun Han
Shaoyun Han

Connion Capital Limited

	By:	/s/ Shaoyun Han
Name: Shaoyun Han
Title: Director

Learningon Limited

	By:	/s/ Shaoyun Han
Name: Shaoyun Han
Title: Director

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares of Tarena International, Inc., including Class A Ordinary Shares and Class B Ordinary Shares, and that this Agreement be included as an Exhibit to such joint filing. Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of May 8, 2023.

Shaoyun Han

/s/ Shaoyun Han
Shaoyun Han

Connion Capital Limited

By:	/s/ Shaoyun Han
Name: Shaoyun Han
Title: Director

Learningon Limited

By:	/s/ Shaoyun Han
Name: Shaoyun Han
Title: Director

Exhibit Y

TRANSACTIONS DURING PAST 60 DAYS

The Reporting Persons engaged in the following transactions in Ordinary Shares during the past 60 days:

Date of Transaction	Transaction Type	Shares	Exercise Price
2023/03/03	Option Exercise	60,000	$0.01 per Class A Ordinary Share
2023/03/31	Option Grant	20,000	$0.01 per Class A Ordinary Share